

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
Jeffrey L. Ritenour
Chief Financial Officer
Devon Energy Corporation
333 W. Sheridan Ave.
Oklahoma City, OK 73102

Re: Devon Energy Corporation
Form 8-K
Exhibit No. 2.1 - Purchase and Sale Agreement, dated December 17, 2019, by and between Devon Energy Production Company, L.P. and BKV Barnett, LLC
Filed December 18, 2019
File No. 001-32318

Dear Mr. Ritenour:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance